

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631   April 16, 2010

Larry H. Keener
Chief Executive Officer
15303 Dallas Parkway, Suite 800
Addison, TX 75001

> **Re: Palm Harbor Homes, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 31, 2010**
> **File No. 333-165816**

Dear Mr. Keener:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Shareholders, page 3

1. Please describe the material transactions and relationships between you and each of the selling shareholders during the past three years. Please describe the transactions in which you issued the shares to be resold in materially complete terms, including the dates of the transactions, the purchase price, if any, and the number of shares received.

2. Please tell us with a view towards disclosure whether the selling shareholders purchased or received the securities to be resold in the ordinary course of business, and at the time of purchase or receipt of these securities, the selling

shareholders had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Undertakings, page II-6

3. It does not appear that you are eligible to rely on the undertaking contained in Item 512(a)(5)(i) of Regulation S-K. Please advise or revise to provide the Item 512(a)(5)(ii) undertaking. Additionally, please remove any other undertakings that are not applicable to you in this offering, such as the undertakings included pursuant to Items 512(a)(6) and 512(i) of Regulation S-K.

Exhibit 5.1 – Legal Opinion

4. The legality opinion must opine on the laws of the state of organization. Please provide us with the supplemental confirmation of your legal counsel that in limiting its opinion to the Florida Business Corporation Act ("FBCA"), counsel means all statutes, including the rules and regulations underlying those provisions, applicable judicial and regulatory determinations, and provisions of the Florida Constitution that affect the interpretation of the FBCA.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3765 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Gina E. Betts
       Locke Lord Bissell & Liddell LLP
       2200 Ross Avenue, Suite 2200
       Dallas, TX 75201